SEC File No. 82-34874

DAVIES

DAVIES WARD PHILLIPS & VINEBERG LLP

44th Floor
1 First Canadian Place
Toronto Canada M5X 1B1

Tel 416 863 0900
Fax 416 863 0871
www.dwpv.com

RECEIVED
2008 OCT 22 P 3:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 21, 2008

Christina C. Sa
Dir 416.367.7899
csa@dwpv.com

08005550

File No. 207525

BY COURIER

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sir/Madame:

Global Alumina Corporation: Public Disclosure Documents Delivered Pursuant to a Rule 12g3-2(b) Exemption Under the Securities Exchange Act of 1934

Attached please find the following public disclosure documents which have recently been filed on the System for Electronic Document Analysis and Retrieval ("**SEDAR**") in Canada by Global Alumina Corporation (the "**Corporation**"):

1. press release dated September 2, 2008 regarding the announcement of the updated interim project budget;

2. press release dated October 1, 2008 regarding an update on interim project budget;

3. press release dated October 14, 2008 regarding agreement to make a deferred subscription payment; and

4. material change report October 21, 2008 regarding the first deferred subscription payment

PROCESSED
OCT 28 2008
THOMSON REUTERS

10/23

Tor#: 2211692.1

If you have any questions in connection with the foregoing, please do not hesitate to contact me.

Yours very truly,

DAVIES WARD PHILLIPS & VINEBERG LLP

Per: Christina C. Sa
Law Clerk

Global Alumina

RECEIVED
2008 OCT 22 P 3:45

Global Alumina Announces Updated Interim Project Budget

TORONTO, ON – September 2, 2008 – Global Alumina Corporation (TSX: GLA.U) (the "Company" or "Global Alumina"), a corporation participating in a joint venture to develop an alumina refinery, mine and associated infrastructure in the bauxite-rich region of the Republic of Guinea (the "Project"), announced that the joint venture has approved an extension and increase to the interim Project budget through September of $30.9 million (including $5 million in additional commitments) of which Global Alumina will be responsible for its one-third share.

About Global Alumina

Global Alumina and its joint venture partners are developing a 3.6 million metric tons per annum steady state capacity alumina refinery located in the bauxite-rich region of the Republic of Guinea. The joint venture partners in the Project are Global Alumina International, Ltd., a wholly owned subsidiary of the Company, BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC. The Project is one of the most advanced new projects in Guinea with the refinery already in feasibility stage and critical path infrastructure and site work already underway. Global Alumina is positioned to be one of the only companies focused solely on alumina production and sales. The Company offers a first mover advantage over other projects in the region and an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick and has administrative offices in New York, London and Montreal. For further information visit the company's website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
212 351 0010
cella@globalalumina.com

Barbara Cano
Breakstone Group
646 452 2334
bcano@breakstone-group.com

Global Alumina

Global Alumina Updates Market on Interim Project Budget

TORONTO, ON – October 1, 2008 – Global Alumina Corporation (TSX: GLA.U) (the "Company" or "Global Alumina"), a corporation participating in a joint venture to develop an alumina refinery, mine and associated infrastructure in the bauxite-rich region of the Republic of Guinea (the "Project"), announced that the joint venture board met today and approved funding of ongoing Project expenditures at the current rate through October 12, 2008 when it will meet again to discuss various budget alternatives. Likewise, discussions among Global Alumina and its joint venture partners relating to payment of the additional $75.55 million in deferred subscription payments are progressing. Currently, Global Alumina has approximately $44.4 million in escrowed funds available for Project development and $19.5 million in unrestricted funds for general corporate purposes.

About Global Alumina

Global Alumina and its joint venture partners are developing a 3.6 million metric tons per annum steady state capacity alumina refinery located in the bauxite-rich region of the Republic of Guinea. The joint venture partners in the Project are Global Alumina International, Ltd., a wholly owned subsidiary of the Company, BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC. The Project is one of the most advanced new projects in Guinea with the refinery already in feasibility stage and critical path infrastructure and site work already underway. Global Alumina is positioned to be one of the only companies focused solely on alumina production and sales. The Company offers a first mover advantage over other projects in the region and an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick and has administrative offices in New York, London and Montreal. For further information visit the company's website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
212 351 0010
cella@globalalumina.com

Barbara Cano
Breakstone Group
646 452 2334
bcano@breakstone-group.com

Global Alumina

RECEIVED
2008 OCT 22 P 3:45

Joint Venture Partners Agree to Make Deferred Subscription Payment

TORONTO, ON – October 14, 2008 – Global Alumina Corporation (TSX: GLA.U) (the "Company" or "Global Alumina"), a corporation participating in a joint venture to develop an alumina refinery, mine and associated infrastructure in the bauxite-rich region of the Republic of Guinea (the "Project"), announced that its joint venture partners have agreed to pay Global Alumina the First Deferred Subscription Price of approximately $42.2 million within seven days of October 11, 2008. The payment will be made into Global Alumina's escrow account used to fund its share of Project expenditures and any obligations under warranty claims. In addition, the joint venture board met on October 11, 2008 and approved continued Project funding through November 2008 of approximately $65 million, of which Global Alumina will be responsible for its one-third share.

About Global Alumina

Global Alumina and its joint venture partners are developing a 3.6 million metric tons per annum steady state capacity alumina refinery located in the bauxite-rich region of the Republic of Guinea. The joint venture partners in the Project are Global Alumina International, Ltd., a wholly owned subsidiary of the Company, BHP Billiton, Dubai Aluminium Company Limited and Mubadala Development Company PJSC. The Project is one of the most advanced new projects in Guinea with the refinery already in feasibility stage and critical path infrastructure and site work already underway. Global Alumina is positioned to be one of the only companies focused solely on alumina production and sales. The Company offers a first mover advantage over other projects in the region and an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick and has administrative offices in New York, London and Montreal. For further information visit the company's website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
212 351 0010
cella@globalalumina.com

Barbara Cano
Breakstone Group
646 452 2334
bcano@breakstone-group.com

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Global Alumina Corporation (the "Corporation")
44 Chipman Hill, 10th Floor
P.O. Box 7289
Saint John, New Brunswick E2C 4S6

Principal Offices:
245 Park Avenue
38th Floor
New York, New York 10167

ITEM 2: DATE OF MATERIAL CHANGE

October 11, 2008.

ITEM 3: PRESS RELEASE

A press release was issued by the Corporation on October 14, 2008.

ITEM 4: SUMMARY OF MATERIAL CHANGE

The Corporation's joint venture partners in developing the alumina refinery project in the Republic of Guinea (the "Project") have agreed to pay the Corporation an aggregate first deferred subscription payment of US$42.2 million. The Corporation has received payment from one of the joint venture partners and expects to receive payment from the other two joint venture partners during the week of October 20, 2008. Additionally, on October 11, 2008 the board of directors of Project joint venture met and approved continued Project funding through November 2008 of approximately $65 million.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

The Corporation's principal asset is its one-third interest in Guinea Alumina Corporation Limited ("Guinea Alumina") which is developing the Project in a major bauxite mining region of the Republic of Guinea through its Guinean operating subsidiary. The other shareholders of Guinea Alumina, and the joint venture partners of the Corporation, are The Broken Hill Proprietary Company Pty Limited, Dubai Aluminium Company Limited and Mubadala Development Company PJSC (the "Joint Venture Partners"). On May 17, 2007, pursuant to a subscription agreement between the Corporation, its wholly-owned subsidiary Global Alumina International Ltd., Guinea Alumina and the Joint Venture Partners (the "Subscription Agreement"), the Joint Venture Partners subscribed for, collectively, a two-thirds equity interest in Guinea Alumina for

an aggregate subscription price of $260.0 million. At that time the Joint Venture Partners made an initial subscription payment of $151.1 million. The remaining $108.9 million is payable in three instalments upon the completion of certain milestones. The first and the second deferred payments, totalling an aggregate $75.55 million, are due upon the earlier of the Joint Venture Partners' confirmation of satisfaction that the title to the mining concession for the Project has been transferred from the Corporation to the operating subsidiary of Guinea Alumina and debt financing for the Project being committed.

Although the Joint Venture Partners have not confirmed their satisfaction of the transfer of the Project mining title, the Joint Venture Partners have agreed to make the first deferred subscription payment under the Subscription Agreement of US$42.2 million. It was agreed that the first deferred subscription payment would be made within seven days of October 11, 2008. The Corporation has received payment from one of the Joint Venture Partners and expects payment from the other two Joint Venture Partners to be received the week of October 20, 2008. The Corporation has agreed to place all of the first deferred subscription payment in its escrow account to fund future Project capital calls and to serve as security for its warranty and indemnity obligations under the Subscription Agreement.

Discussions among Global Alumina and the Joint Venture Partners relating to payment of the second deferred subscription payment are progressing and the parties have agreed on a process by which outstanding matters will be resolved. The third deferred payment in the amount of approximately $33.33 million is due upon the debt financing for the Project being committed.

Additionally, on October 11, 2008 the board of directors of Guinea Alumina met and approved an interim Project budget through November 2008 of approximately $65 million. The approved budget is designed to allow the Project to continue to progress towards a state of improved readiness in anticipation of a decision to proceed with the final development plan.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

The following senior officer of the Company is knowledgeable about the material change and this report:

Michael J. Cella
Senior Vice President and Chief Financial Officer
(212) 351-0000
cella@globalalumina.com

ITEM 9: DATE OF REPORT

DATED at New York, New York this 21st day of October, 2008.

By: (signed) *Michael J. Cella*

Michael J. Cella
Senior Vice President and Chief Financial Officer

END